UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

HEALTHTRONICS, INC.

(Name of Subject Company)

HEALTHTRONICS, INC.

(Names of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

42222L107

(CUSIP Number of Class of Securities)

Clint B. Davis

Senior Vice President and General Counsel

HealthTronics, Inc.

9825 Spectrum Drive, Building 3

Austin, Texas 78717

(512) 328-2892

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael F. Meskill

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas 78701

(512) 236-2000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

HEALTHTRONICS ENTERS INTO DEFINITIVE MERGER AGREEMENT

WITH ENDO PHARMACEUTICALS

AUSTIN, Tx., May 5, 2010 – HealthTronics, Inc. (Nasdaq: HTRN), a leading provider of urological products and services, today announced that it has signed a definitive merger agreement with Endo Pharmaceuticals (Nasdaq: ENDP) pursuant to which Endo will acquire HealthTronics. Under the terms of the merger agreement, Endo will commence an all cash tender offer to acquire all of the outstanding shares of HealthTronics common stock for approximately $223 million or $4.85 cash per HealthTronics share plus the assumption of debt. The transaction has been approved by the boards of directors of both companies.

HealthTronics President and CEO James S.B. Whittenburg stated, “We believe this transaction will achieve significant value for our shareholders and going forward enables us to expand our offerings as a leading provider of urological products and services. Together with Endo we will be better positioned to fulfill our mission of bringing services and technologies that both improve patient care and enhance physician practice economics, thus enhancing the value of the channel HealthTronics has established with leading urologists.”

Dave Holveck, President and CEO of Endo commented, “Beyond diversifying our revenue base, the acquisition of HealthTronics will further position Endo as a preferred healthcare provider of multiple medical solutions and delivery mechanisms that help improve patient outcomes in the field of Urology. This strategic acquisition will elevate Endo from a pharmaceutical company to a diversified partner to physicians and payers in the treatment and diagnosis of urological and pain-related conditions. We believe this deal will also enhance our ability to deliver long-term, sustainable growth for our shareholders in an evolving healthcare environment.”

Transaction Summary

Under the terms of the merger agreement, Endo will commence a tender offer to purchase all outstanding shares of HealthTronics common stock for payment of $4.85 in cash for each share of HealthTronics common stock tendered. The tender offer is expected to commence within 10 business days and will remain open until July 1, 2010, subject to extension under certain circumstances.

The consummation of the tender offer is conditioned on the tender of a majority of outstanding HealthTronics shares on a fully diluted basis and other customary closing conditions. The tender offer is not subject to a financing condition.

Following completion of the tender offer, a wholly-owned subsidiary of Endo will merge into HealthTronics and the HealthTronics shares not acquired in the tender offer will convert into the right to receive the same consideration as paid in the tender offer.

In addition, Mr. Whittenburg and other key HealthTronics executives have entered into new employment agreements, to be effective upon closing of the offer, providing for their continued employment with the combined company following the transaction.

Conference Call and WebCast Information

Endo’s management team, along with Mr. Whittenburg, will host a conference call and audio Webcast on Wednesday, May 5 at 5:30 p.m. EDT to discuss this transaction. Interested parties may call 866-783-2141 (domestic) or 857-350-1600 (international) and enter code 17184946. Please dial in 15 minutes prior to the scheduled start time. A replay of the call will be available until 11:59 p.m. EDT on May 19 by dialing 888-286-8010 (domestic) or 617-801-6888 (international), passcode 90830373. If you are unable to listen live, the conference call will be archived on the HealthTronics website.

May 10, 2010 Conference Call Cancelled

In light of today’s announcement, HealthTronics has decided to cancel its first quarter conference call scheduled for May 10, 2010. HealthTronics will issue its financial results and file its Form 10-Q for the first quarter ended March 31, 2010 on May 10, 2010.

Advisors

Lazard Middle Market acted as financial advisor and Jackson Walker L.L.P. acted as legal advisor to HealthTronics for this transaction.

About HealthTronics

HealthTronics, Inc. is a premier urology company providing an exclusive suite of healthcare services and technology, including urologist partnership opportunities, surgical and capital equipment, maintenance services and anatomical pathology services. The company’s product portfolio includes a full line of urology equipment and products, including lithotripters, surgical lasers for treatment of BPH, and anatomical pathology services. As a service provider, HealthTronics offers the latest technology in lithotripsy services and prostate therapy services, including BPH treatments and prostate cancer treatments. For more information, visit www.HealthTronics.com.

About Endo

Endo Pharmaceuticals is a specialty pharmaceutical company engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used to treat and manage pain, bladder cancer, prostate cancer and the early onset of puberty in children, or central precocious puberty (CPP). Its products include LIDODERM®, a topical patch to relieve the pain of postherpetic neuralgia; Percocet® and Percodan® tablets for the relief of moderate-to-moderately severe pain; FROVA® tablets for the acute treatment of migraine attacks with or without aura in adults; OPANA® tablets for the relief of moderate-to-severe acute pain where the use of an opioid is appropriate; OPANA® ER tablets for the relief of moderate-to-severe pain in patients requiring continuous, around-the-clock opioid treatment for an extended period of time; Voltaren® Gel, which is owned and licensed by Novartis AG, a nonsteroidal anti-inflammatory drug indicated for the relief of the pain of osteoarthritis of joints amenable to topical treatment, such as those of the hands and the knees; VANTAS® for the palliative treatment of advanced prostate cancer; SUPPRELIN® LA for the treatment of early onset puberty in children; and VALSTAR™ for the treatment of BCG-refractory carcinoma in situ (CIS) of the urinary bladder in patients for whom immediate cystectomy would be associated with unacceptable medical risks. The company markets its branded pharmaceutical products to physicians in pain management, urology, endocrinology, oncology, neurology, surgery and primary care. More information, including this and past press releases of Endo Pharmaceuticals, is available at www.Endo.com.

Forward Looking Statements

Cautionary Language: Statements made in this press release that are not strictly historical, including statements regarding plans, objectives and future financial performance, are “forward-looking” statements. Although HealthTronics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that the expectations will prove to be correct. Factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include, among others, the risk that the tender offer and the merger will not close; the risk that HealthTronics’ business will be adversely impacted during the pendency of the tender offer and the merger; the risk that demand for and acceptance of HealthTronics’ products or services may be reduced; the risk of changes in governmental regulations; the impact of economic conditions; the impact of competition and pricing; and other factors described from time to time in HealthTronics’ periodic and current reports filed with the Securities and Exchange Commission. There can be no assurance that the proposed tender offer and merger will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless required by law, HealthTronics undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this release has not yet commenced. At the time the tender offer is commenced, Endo will file a tender offer statement on Schedule TO with the SEC. Investors and HealthTronics shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by HealthTronics with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov once such documents are filed with the SEC. A copy of the solicitation/recommendation statement on Schedule 14D-9 (once it becomes available) may be obtained free of charge from HealthTronics’ website at www.healthtronics.com or by directing a request to HealthTronics at 9825 Spectrum Drive, Building 3, Austin, Texas 78717, Attn: Corporate Secretary. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge from Endo’s website at www.endo.com or by directing a request to Endo at www.endo.com, or Endo Pharmaceuticals, 100 Endo Boulevard, Chadds Ford, PA 19317, Attn: Corporate Secretary’s Office.

Contact:	For HealthTronics, Inc. Richard A. Rusk Chief Financial Officer (512) 328-2892

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